

October 10, 2017

Scott Sheldon
Chief Financial Officer
Allegiant Travel Company
1201 N. Town Center Drive
Las Vegas, NV 80144

> **Re: Allegiant Travel Company**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-33166**

Dear Mr. Sheldon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure